Exhibit 99.1

TransAlta and Mangrove Partners Resolve Litigation

CALGARY, AB, April 29, 2021 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") and The Mangrove Partners Master Fund, Ltd. ("Mangrove") announced today that the parties have agreed to resolve this matter on a mutually acceptable basis. With the passage of time, Mangrove will no longer dispute the fairness of the Brookfield transaction. The terms of the settlement are confidential.

As the terms of the settlement are confidential, neither party will be providing any further comments and will not respond to media inquiries related to this News Release.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit its website at transalta.com.

View original content:http://www.prnewswire.com/news-releases/transalta-and-mangrove-partners-resolve-litigation-301280850.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2021/29/c5247.html

%CIK: 0001144800

CO: TransAlta Corporation

CNW 20:47e 29-APR-21